UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On June 6, 2025, David José Mesonero Molina tendered his resignation as a non-executive director of the Board of Directors (the “Board”) of Wallbox N.V. (the “Company”) and the Board’s Nominating and Corporate Governance Committee, in each case, effective 12:00 p.m., Central European Time, June 6, 2025. There are no disagreements between Mr. Mesonero and the Company. His departure is not related to the operations, policies or practices of the Company.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8(File No. 333-263795) and Registration Statements on Form F-3, as amended (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: June 13, 2025	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer